Exhibit 12.10

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

Six Months Ended June 30, 2009 (unaudited)
Income from continuing operations before income taxes	$36,197

Interest on long-term and short-term debt, including amortization of original issue discount and deferred financing costs	7,275
Interest element of rentals	2,006

Total fixed charges	9,281

Earnings before income taxes and fixed charges	$45,478

Ratio of earnings to fixed charges	4.90